TIOMIN RESOURCES INC.

07027122

SUPPL 082-03430

News Release (TSX: TIO)

2007 OCT 15 P 12:38

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Tiomin Appoints Director

Toronto, Canada, October 2nd, 2007: Tiomin Resources Inc. ('Tiomin' or the 'Company') is pleased to announce the appointment of Mr. Lu Qingua as Jinchuan's nominee to the Board of Directors of the Corporation.

In the transaction announced on June 18, 2007, Jinchuan invested $10.9 million in Tiomin to buy 72,512,134 common shares at $0.15 per share, increasing Jinchuan's interest in Tiomin to 20%, and received an 18-month option to increase its interest in Tiomin to 30% by subscribing for additional common shares of Tiomin at $0.35 per share.

The Subscription Agreement provided for Jinchuan to nominate a director to the Board of Directors of Tiomin and Mr. Lu Qingua has been nominated by Jinchuan and has accepted the nomination.

Mr. Robert Jackson, President and CEO of Tiomin commented "Jinchuan's involvement in Tiomin is very important and all avenues are currently being explored to jointly develop our Kwale Titanium Project in Kenya. However, the future of the Kwale project is still contingent upon the Government of Kenya completing all outstanding issues and upon the interest of international lenders in providing the necessary financing. Our 49% interest in the Pukaqaqa Copper Project in Peru is progressing well and we are evaluating many interesting opportunities in both mineral sands and other metals in different regions around the world. We are working very hard to regain the confidence of our investors and to restore shareholder value".

Jinchuan (www.jnmc.com) is the largest producer of nickel, cobalt and platinum group metals in China, combining mining, milling, smelting & refining and chemical engineering operations. It produces nickel, copper, cobalt, precious metals, various bulk chemicals and nonferrous metals. The output of nickel and platinum group metals are 88% and 90% respectively of total Chinese production.

For further information please contact:

Jean-Charles Potvin
Executive Chairman
(416)350-3779 Ext. 227

Robert Jackson
President & CEO
(416)350-3779 Ext. 230

Joyce Misoi
Project Coordinator & Investor Relations
(416)350-3779 Ext. 233
jmisoi@tiomin.com

Visit the company's website at www.tiomin.com

PROCESSED
OCT 17 2007
THOMSON FINANCIAL

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